UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2024

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 145,112 million profit as of December 2024, which represents a 77.1% reduction when compared to 2023. This result is mainly explained by the extraordinary effect caused from discontinuing risk hedging instruments used to cover revenue that is directly linked to the US dollar. These derivatives were discontinued because our subsidiary, Enel Generacion Chile, changes its functional currency to the US Dollar as of January 2025. Quarterly, the Company’s net income for Q4 2024 reached a Ch$ 272,980 million loss compared to a Ch$ 357,798 million profit for Q4 2023 also mainly explained by the extraordinary effect from discontinuing accounting hedges as a result of changing Enel Generacion Chile’s functional currency.

•	When excluding the extraordinary effects related to the change in the functional currency announced in Q4 2024 and the sale of Arcadia Generacion Solar in Q4 2023, the Company’s net income increased 22.4% to Ch$ 587,197 million as of December 2024 when compared to Ch$ 479,588 million adjusted net income for 2023. Quarterly, considering the same criteria, net income for Q4 2024 declined 17.1% to Ch$ 169,105 million when compared to Ch$ 203,930 million for Q4 2023.

•	Operating revenues decreased 9.0% to Ch$ 3,987,135 million as of December 2024, mainly explained by the extraordinary effect from discontinuing hedges related to revenue that is directly linked to the US dollar for Ch$ 620,164 million and lower gas sales in 2024, both in the Generation business segment. Similarly, during Q4 2024, operating revenues decreased 59.1% to Ch$ 419,529 million, mainly explained by the extraordinary effect from discontinuing hedging derivatives explained previously.

•	Procurement and services costs reached Ch$ 2,905,569 million as of December 2024, which represents a 3.0% decrease when compared to the figure for 2023, mainly explained by lower fuel consumption costs in the Generation business segment. During Q4 2024, procurement and services costs increased 2.5% to Ch$ 544,927 million, mainly explained by higher energy purchase costs in the Generation business.

•	As a result of the factors previously mentioned, the Company´s EBITDA decreased 30.6% to Ch$ 721,162 million as of December 2024 when compared to December 2023. When excluding the extraordinary effect related to changing the functional currency, Enel Chile’s EBITDA increased 29.1% to Ch$ 1,341,325 million. During Q4 2024, EBITDA reached a negative Ch$ 220,396 million equivalent to a Ch$ 615,882 million reduction when compared to Q4 2023. When excluding the extraordinary effect mentioned previously, EBITDA increased 1.1% to Ch$ 399,768 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

•	Financial result went from a Ch$ 88,384 million expense in 2023 to a Ch$ 155,210 million expense in 2024, mainly explained by lower financial income related to accounts receivable from regulated customers (Tariff Stabilization Law) and greater losses from exchange rate differences. During Q4 2024, the Company’s financial result reached a Ch$ 49,234 million expense, which represents a Ch$ 9,842 million greater expense when compared to Q4 2023, mainly due to lower financial income.

•	During 2024, Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), added 249 MW net additional capacity by connecting the Don Humberto photovoltaic power plant (81 MW) and its energy storage system BESS (67 MW) located in Chile’s central region, and also the battery energy storage systems of El Manzano (67 MW) and La Cabaña 2 (34 MW) power plants.

•	Another important milestone for Enel Chile in 2024, through its subsidiary Enel Generación Chile, was the first synchronization of the Los Cóndores (153 MW) passthrough hydroelectric power plant located in Chile’s Maule Region and the beginning of the testing stage carried out with Chile’s electricity system operations coordinator, Coordinador Eléctrico Nacional (“CEN” in its Spanish acronym) in the Q4 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation increased 2.1% to 24,639 GWh as of December 2024, (+516 GWh), mainly due to greater hydroelectric (+1,481 GWh), wind (+366 GWh) and solar (+82 GWh) power dispatch. During Q4 2024, net electricity generation decreased 7.9% (-517 GWh) to 6,055 GWh primarily due to lower thermal dispatch during 2024 and better hydrology recorded during 2023.

•	Physical energy sales increased 9.5% (+3,127 GWh) to 35,974 GWh as of December 2024 when compared to 2023, mainly explained by an increase in regulated customer sales and spot market sales. During Q4 2024, physical energy sales increased 3.9% (+335 GWh) to 8,984 GWh, mainly due to greater regulated and also unregulated customer sales.

•	Operating revenues as of December 2024 decreased 15.0% when compared to December 2023 to Ch$ 2,784,385 million, primarily due to the extraordinary effect from discontinuing hedges related to revenues directly linked to the US dollar for Ch$ 620,164 million and lower gas sales in 2024. Similarly, during Q4 2024, operating revenues decreased 75.8% when compared to Q4 2023 to Ch$ 184,368 million, primarily due the extraordinary effect from discontinuing hedges indicated above.

•	Procurement and services costs reached a total Ch$ 1,845,817 million as of December 2024, 11.2% less than 2023, mainly due to lower fuel consumption costs and gas commercialization costs when compared to 2023. During Q4 2024, procurement and services costs increased 2.8% to Ch$ 325,078 million, primarily due to higher energy purchase costs and greater transportation costs.

•	As a result of the abovementioned, EBITDA as of December 31, 2024, of the Company’s Generation business reached Ch$ 722,688 million, 27.1% less than the figure for 2023. EBITDA for Q4 2024 decreased Ch$ 580,106 million when compared to Q4 2023 amounting to a negative Ch$ 198,201 million.

	Cumulative			Quarterly
Physical Data	Dec-24	Dec-23	% Change	Q4 2024	Q4 2023	% Change

Total Sales (GWh)	35,974	32,847	9.5%	8,984	8,649	3.9%
Total Generation (GWh)	24,639	24,122	2.1%	6,055	6,572	(7.9%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Distribution & Networks

•	Physical sales reached 14,810 GWh as of December 2024, representing a 3.3% increase (+454 GWh) when compared to December 2023, mainly in the industrial and residential customer segments. Physical sales during Q4 2024 followed the same trend reaching 3,556 GWh, 3.2% (+112 GWh) more than the figure for Q4 2023.

•	The total number of end customers grew 1.5% during 2024 to 2,162,606, mainly residential and commercial end customers. Annual energy losses went from 5.3% in December 2023 to 5.8% in December 2024.

•	Operating revenues increased 8.6% when compared to 2023 reaching Ch$ 1,641,410 million, primarily due to higher energy sales partly explained by greater physical sales. During Q4 2024, operating revenues reached Ch$ 357,390 million, 4.9% less than the figure for Q4 2023 mainly due to provisions related to agreements with the National Consumer Protection Service (“SERNAC” in its Spanish acronym) regarding voluntary collective proceedings.

•	Procurement and services costs amounted to Ch$ 1,467,109 million during 2024, 11.0% higher than the figure for 2023, mainly due to higher energy purchase costs. During Q4 2024, procurement and services costs amounted to Ch$ 334,123 million, representing a 1.5% increase when compared to Q4 2023.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 60.469 million as of December 2024, 34.5% less than the figure for 2023. EBITDA for Q4 2024 reached a negative Ch$ 4,071 million, Ch$ 27,577 million less than the figure for Q4 2023.

	Cumulative			Quarterly
Physical Data	Dec-24	Dec-23	% Change	Q4 2024	Q4 2023	% Change

Total Sales (GWh)	14,810	14,356	3.2%	3,556	3,444	3.3%
Number of Customers	2,162,606	2,129,821	1.5%	2,162,606	2,129,821	1.5%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt as of December 2024 was US$ 3,931 million, US$ 477 million less than the balance as of December 2023. This variation was mainly explained by the following:

-	Amortization of Enel Generación Chile’s Yankee Bond for US$ 400 million in April 2024.

-	Amortization of two installments (June and December) of Enel Chile’s debt with Enel Finance International for a total US$ 162 million.

-	Enel Chile amortization of a bank loan and related IRS with Santander Bank for US$ 50 million in June 2024.

-	Full repayment of Enel Chile’s committed credit line with BBVA/Mizuho in June 2024 for US$ 100 million (month in which credit line expired and was closed).

-	Amortization of Enel Generación Chile’s H and M bonds for US$ 41 million.

-	A US$ 10 million decrease in leasing liabilities (IFRS 16).

-	New loan granted by Citibank to Enel Chile and an IRS linked to BCI bank for US$ 286 million in May 2024.

-	A disbursement of Enel Chile’s committed credit line with SMBC for US$ 50 million in April and advance repayment in full in September 2024 (credit line was closed in December 2024).

-	A disbursement of Enel Chile’s committed credit line with DNB Bank/Citibank in August 2024 for US$ 150 million and full repayment in October 2024.

-	Disbursements and repayments of Enel Chile’s committed credit lines with Enel Finance International which amounted to a total US$ 1,140 million throughout the year.

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 385 million
-	Undisbursed committed credit lines : US$ 690 million

The average cost of Enel Chile’s debt went from 4.9% in December 2023 to 5.0% in December 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and debt in the long term. Therefore, Enel Chile Group has cross currency swaps and forward contracts that amount to US$ 211 million and US$ 20 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On December 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution No. 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

This Resolution also established that payments be calculated using the official price US dollar exchange rate on the sixth working day following the publication of the Coordinator’s Payment Chart rather than the monthly average US dollar exchange rate in force until then.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in December 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

The fund is managed by Chile’s treasury department, Tesorería General de la República. It is to receive a US$ 20 million fiscal contribution every year until its expiration date set at December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution No. 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The US$ 1.8 billion regulated customer accounts receivable limit established by Law No. 21,472 was reached in February 2024.

>	On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.

-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.

-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.

-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

Customers that consume over 350 kWh per month are to pay the actual price of energy and capacity as of the publication date of the node price decree for the first semester of 2024 and an additional charge (MPC charge) enabling the repayment of the debt accumulated by PEC and MPC mechanisms. Customers that consume 350 kWh per month or less are to pay the actual price of energy and capacity as of the publication date of the node price decree for the second semester of 2024 and the additional MPC charge as of the publication date of the node price decree of the first semester of 2025.

The sale of Arcadia Generación Solar S.A.:

>	The division of Enel Green Power Chile S.A., and the resulting creation of Arcadia Generación Solar S.A., with the same shareholders and the same number of shares as Enel Green Power S.A., became effective on January 1, 2023. The new company received all the assets and liabilities of Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko power plants. On October 24, 2023, Enel Chile sold its entire 99.99% share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA for approximately US$ 556 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Change of functional currency:

>	The Company finished updating its analysis on the determination of its functional currency during Q4 2024. The conclusion of the analysis is that the Company’s functional currency should change from Chilean Peso to US Dollar as of January 1, 2025, because our subsidiary Enel Generacion Chile is changing its functional currency from Chilean Peso to US dollar on that same date.

As of 2025, Enel Generacion Chile’s main source of revenue will come from its unregulated customer segment, which considering its billing and collections cycle, has a much lower exposure to exchange rate risk than revenue from the regulated customer segment that represented the main source of revenue up until 2024.

Consequently, considering the relevance of the generation business for the Group, and being Enel Chile’s main source of income, i.e. dividends from its subsidiaries, will be determined on a US dollar basis.

Enel Chile carried out certain operations defined as cash flow hedges to cover the exchange rate risk of part of Enel Generación Chile’s revenue that is directly linked to the US dollar, which consisted in obtaining financing in US dollars and signing exchange rate hedging derivative contracts. These hedging instruments lose their effectiveness when the functional currency of Enel Generación Chile is changed from Chilean Peso to US Dollar and the goal of risk management also changes, therefore, they should be discontinued prospectively.

As of yearend 2024, cash flow hedge reserves related to revenue directly linked to the US dollar amounted to Ch$ 620,164 million before taxes. This amount was entirely booked as lower revenues in 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out the generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,869 MW[1] net installed capacity as of December 31, 2024. Generation assets are diversified, and focus on renewable energy, which represents 78%[2] of the Enel Chile’s total net installed capacity. A total of 3,665 MW come from hydroelectric power plants, 1,965 MW from thermal power plants that operate using gas or fuel oil, 2,050 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 203 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended December 31, 2024, and 2023:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Dec-24	Dec-23	% Change	Q4 2024	Q4 2023	% Change	Dec-24	Dec-23

Sistema Eléctrico Nacional (SEN)	35,974	32,847	9.5%	8,984	8,649	3.9%	45.6%	44.2%

Distribution & Networks segment

The Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended December 31, 2024, and 2023:

	Energy Sales						Energy Losses
(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Dec-24	Dec-23	% Change	Q4 2024	Q4 2023	% Change	Dec-24	Dec-23

Distribution & Networks Business	14,810	14,356	3.2%	3,556	3,444	3.3%	5.8%	5.3%

[1] Includes an additional 402 MW net capacity during 2024 and 2 additional MW from repowering Rapel hydroelectric power plant. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

[2] Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Other Information	Dec-24	Dec-23	% Change

Number of Customers	2,162,606	2,129,821	1.5%
Customers/Employees	3,911	3,622	8.0%

The following chart presents electricity sales revenue per business segment and customer type on a cumulative and quarterly basis as of December 31, 2024, and 2023:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Dec-24	Dec-23	Dec-24	Dec-23	Dec-24	Dec-23

Generation:	2,476,816	2,695,963	(467,797)	(443,301)	2,009,019	2,252,662
Regulated customers	1,506,474	1,230,087	(411,749)	(394,525)	1,094,725	835,562
Non regulated customers	826,413	1,348,030	(56,048)	(48,760)	770,365	1,299,270
Spot market	143,929	117,846	-	(16)	143,929	117,830
Distribution & Networks:	1,590,441	1,455,710	(19,726)	(17,414)	1,570,715	1,438,296
Residential	841,866	742,496	-	-	841,866	742,496
Commercial	452,894	435,450	-	-	452,894	435,450
Industrial	121,963	120,007	-	-	121,963	120,007
Other	173,718	157,757	(19,726)	(17,414)	153,992	140,343
Less: Consolidation adjustments	(487,523)	(460,715)	-	-	-	-

Total Energy Sales	3,579,734	3,690,958	(487,523)	(460,715)	3,579,734	3,690,958

Million Chilean pesos variation in Ch$ and %	(111,224)	(3.01%)	-	-	(111,224)	(3.01%)

	Quarterly Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q4 2024	Q4 2023	Q4 2024	Q4 2023	Q4 2024	Q4 2023

Generation:	146,213	632,270	(134,857)	(128,827)	11,356	503,443
Regulated customers	357,526	272,676	(120,088)	(113,551)	237,438	159,125
Non regulated customers	(231,630)	314,040	(14,769)	(15,260)	(246,399)	298,780
Spot market	20,317	45,554	-	(16)	20,317	45,538
Distribution & Networks:	340,751	361,637	(4,700)	(4,104)	336,051	357,533
Residential	170,813	98,337	-	-	170,813	98,337
Commercial	102,072	160,424	-	-	102,072	160,424
Industrial	27,864	44,363	-	-	27,864	44,363
Other	40,002	58,513	(4,700)	(4,104)	35,302	54,409
Less: Consolidation adjustments	(139,557)	(132,932)	-	-	-	-

Total Energy sales	347,407	860,975	(139,557)	(132,931)	347,407	860,976

Million Chilean pesos variation in Ch$ and %	(513,568)	(59.65%)	-	-	(513,569)	(59.65%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of December 31, 2024, reached a Ch$ 145,112 million profit, which represents a Ch$ 488,344 million decrease when compared to the figure for 2023. During Q4 2024, net income attributable to the shareholders of Enel Chile reached a Ch$ 272,980 million loss, which is Ch$ 630,777 million less than the Ch$ 357,798 million profit booked for Q4 2023.

The following chart compares the cumulative and quarterly figures of each item of the income statement as of December 31, 2024, and 2023:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-24	Dec-23	Change	% Change	Q4 2024	Q4 2023	Change	% Change

REVENUES	3,987,135	4,380,246	(393,111)	(9.0%)	419,529	1,026,439	(606,910)	(59.1%)
Sales (1)	3,904,733	4,262,591	(357,858)	(8.4%)	396,645	1,027,023	(630,378)	(61.4%)
Other operating revenues	82,402	117,655	(35,252)	(30.0%)	22,884	(583)	23,468	n/a
PROCUREMENT AND SERVICES	(2,905,569)	(2,995,585)	90,017	(3.0%)	(544,927)	(531,486)	(13,440)	2.5%
Energy purchases (1)	(1,915,342)	(1,785,283)	(130,060)	7.3%	(377,186)	(336,900)	(40,286)	12.0%
Fuel consumption	(334,665)	(536,293)	201,627	(37.6%)	(52,200)	(83,805)	31,605	(37.7%)
Transportation expenses	(356,221)	(321,592)	(34,629)	10.8%	(67,901)	(52,268)	(15,632)	29.9%
Other variable procurement and service cost	(299,340)	(352,418)	53,078	(15.1%)	(47,640)	(58,513)	10,873	(18.6%)
CONTRIBUTION MARGIN	1,081,566	1,384,661	(303,094)	(21.9%)	(125,397)	494,953	(620,350)	(125.3%)
Other work performed by entity and capitalized	40,733	39,629	1,103	2.8%	14,786	11,680	3,106	26.6%
Employee benefits expense	(163,937)	(172,788)	8,851	(5.1%)	(42,260)	(48,768)	6,508	(13.4%)
Other fixed operating expenses	(237,200)	(212,544)	(24,656)	11.6%	(67,525)	(62,380)	(5,145)	8.3%
GROSS OPERATING INCOME (EBITDA)	721,162	1,038,958	(317,797)	(30.6%)	(220,396)	395,485	(615,882)	(155.7%)
Depreciation and amortization	(295,469)	(253,400)	(42,069)	16.6%	(72,881)	(70,157)	(2,725)	3.9%
Impairment loss (Reversal) for applying IFRS 9	(18,430)	(10,773)	(7,656)	71.1%	(3,547)	(354)	(3,193)	n/a
OPERATING INCOME (EBIT)	373,059	767,761	(394,702)	(51.4%)	(331,028)	317,951	(648,979)	(204.1%)
FINANCIAL RESULT	(155,210)	(88,384)	(66,825)	75.6%	(49,234)	(39,391)	(9,842)	25.0%
Financial income	78,282	134,254	(55,971)	(41.7%)	16,264	68,199	(51,935)	(76.2%)
Financial expenses	(232,584)	(247,068)	14,483	(5.9%)	(58,815)	(103,923)	45,108	(43.4%)
Gain (Loss) for indexed assets and liabilities	20,824	25,286	(4,462)	(17.6%)	(1,069)	16,085	(17,154)	(106.6%)
Foreign currency exchange differences, net	(21,732)	(856)	(20,876)	2437.8%	(5,614)	(19,752)	14,138	(71.6%)
OTHER NON-OPERATING RESULTS	8,122	227,549	(219,427)	(96.4%)	1,673	218,915	(217,241)	(99.2%)
Net Income from other investments	(292)	217,452	(217,743)	(100.1%)	-	215,618	(215,618)	(100.0%)
Net Income from sale of assets	-	4,395	(4,395)	(100.0%)	-	3,809	(3,809)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	8,414	5,702	2,712	47.6%	1,673	(513)	2,186	n/a
NET INCOME BEFORE TAXES	225,972	906,926	(680,954)	(75.1%)	(378,588)	497,474	(876,062)	(176.1%)
Income Tax	(34,929)	(226,912)	191,984	(84.6%)	111,671	(119,788)	231,459	(193.2%)

NET INCOME	191,043	680,013	(488,970)	(71.9%)	(266,917)	377,687	(644,603)	(170.7%)
Shareholders of the parent company	145,112	633,456	(488,344)	(77.1%)	(272,980)	357,798	(630,777)	(176.3%)
Non-controlling interest	45,931	46,558	(627)	(1.4%)	6,063	19,889	(13,826)	(69.5%)

Earning per share (Ch$ /share) (2)	2.10	9.16	(7.06)	(77.1%)	(3.95)	5.17	(9.12)	(176.3%)

(1) The consolidated income statement as of December 31, 2023 includes a reclassification between two items of operating income, related to operations carried out until September 30, 2023, both amounting to Ch$ 176,544 million. This reclassification implied an increase in revenues from ordinary activities and energy purchases, as a result of an adjustment in the estimates of those benefits to the final customer established by Law 21,472, of August 2022, and complementary regulation issued by the CNE during 2023, which the Company estimates that they will be passed on to the final customer in the future, although those benefits are applied as a discount in the current tariffs. For more information, please refer to Note 4.b)(ii) of Enel Chile's consolidated financial statements as of December 31, 2023.
(2) As of December 31, 2024 and December 31, 2023 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 721,162 million as of December 31, 2024, which represents a Ch$ 317,797 million decrease, equivalent to 30.6%, when compared to 2023. This variation is primarily explained by the Ch$ 620,164 million extraordinary loss booked at yearend due to discontinuing hedging instruments related to revenue directly linked to the US dollar because its subsidiary Enel Generación Chile changes its functional currency as of January 2025.

During Q4 2024, consolidated EBITDA amounted to Ch$ 220,396 million, which represents a Ch$ 615,882 million decrease when compared to Q4 2023, primarily explained by discontinuing hedging instruments as indicated above.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative and quarterly basis as of December 31, 2024, and 2023, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Dec-24	Dec-23	Change	% Change	Q4 2024	Q4 2023	Change	% Change

Generation business revenues	2,784,385	3,276,387	(492,002)	(15.0%)	184,368	760,240	(575,871)	(75.8%)
Distribution & Networks business revenues	1,641,410	1,511,619	129,791	8.6%	357,390	375,717	(18,327)	(4.9%)
Less: consolidation adjustments and other activities	(438,660)	(407,760)	(30,900)	7.6%	(122,229)	(109,517)	(12,712)	11.6%
Total Consolidated Revenues	3,987,135	4,380,246	(393,111)	(9.0%)	419,529	1,026,439	(606,910)	(59.1%)

Generation business costs	(1,845,817)	(2,077,671)	231,853	(11.2%)	(325,078)	(316,343)	(8,735)	2.8%
Distribution & Networks business costs	(1,467,109)	(1,321,193)	(145,916)	11.0%	(334,123)	(329,279)	(4,844)	1.5%
Less: consolidation adjustments and other activities	407,357	403,278	4,079	1.0%	114,275	114,136	138	0.1%
Total Consolidated Procurement and Services Costs	(2,905,569)	(2,995,585)	90,017	(3.0%)	(544,927)	(531,486)	(13,440)	2.5%

Personnel Expenses	(52,907)	(60,883)	7,976	(13.1%)	(14,064)	(19,118)	5,054	(26.4%)
Other expenses by nature	(162,973)	(146,246)	(16,727)	11.4%	(43,427)	(42,873)	(553)	1.3%
Total Generation business	(215,880)	(207,129)	(8,751)	4.2%	(57,491)	(61,992)	4,500	(7.3%)
Personnel Expenses	(29,386)	(26,534)	(2,852)	10.8%	(6,634)	(6,679)	45	(0.7%)
Other expenses by nature	(84,445)	(71,513)	(12,932)	18.1%	(20,704)	(16,253)	(4,451)	27.4%
Total Distribution & Networks business	(113,831)	(98,048)	(15,784)	16.1%	(27,338)	(22,932)	(4,406)	19.2%
Less: consolidation adjustments and other activities	(30,693)	(40,525)	9,832	(24.3%)	(10,170)	(14,544)	4,374	(30.1%)

EBITDA, by business segment
Generation business EBITDA	722,688	991,587	(268,899)	(27.1%)	(198,201)	381,905	(580,106)	(151.9%)
Distribution & Networks business EBITDA	60,469	92,378	(31,909)	(34.5%)	(4,071)	23,506	(27,577)	(117.3%)
Less: consolidation adjustments and other activities	(61,996)	(45,007)	(16,989)	37.8%	(18,124)	(9,925)	(8,199)	82.6%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	721,162	1,038,958	(317,797)	(30.6%)	(220,396)	395,485	(615,882)	(155.7%)

Generation business EBITDA

EBITDA of the Generation business segment reached Ch$ 722,688 million as of December 31, 2024, which is Ch$ 268,899 million, or 27.1% lower than the figure for 2023. Regarding quarterly results, Q4 2024 EBITDA for this business segment decreased Ch$ 580,106 million when compared to Q4 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 2,784,385 million as of December 31, 2024, which is Ch$ 492,002 million, or 15%, less than the figure for 2023, mainly due to the following:

>	Lower other sales for Ch$ 239,953 million, mainly explained by a decrease in the results from the commercialization of gas sales for Ch$ 240,146 million.

>	Lower energy sales amounting to Ch$ 219,148 million, mainly explained by: (i) a Ch$ 620,164 million extraordinary loss due to discontinuing hedging transactions of revenue directly linked to the US dollar because our subsidiary Enel Generación Chile changes its functional currency as of 2025; and (ii) lower revenue from exchange rate hedges for Ch$ 39,149 million. These effects were partially offset by (i) a +3,127 GWh increase in physical sales amounting to Ch$ 262,144 million, explained by greater regulated customer sales (+2,047 GWh), spot market sales (+604 GWh) and sales to unregulated customers (+476 GWh); and (ii) greater revenue from a higher average sales price when expressed in Chilean pesos for Ch$ 177,822 million.

>	Lower other operating revenues for Ch$ 34,773 million, mainly explained by: (i) the Ch$ 26,941 million lower additional revenue related to the improvement of commercial terms of transactions with energy and fuel suppliers in 2023; and (ii) lower revenue from commodity hedges for Ch$ 19,697 million. These effects were partially offset by greater revenue from insurance claims for Ch$ 8,696 million.

Operating revenues for Q4 2024 reached Ch$ 184,368 million, which represents a Ch$ 575,871 million decrease when compared to Q4 2023. This variation is mainly due to the following:

>	Lower energy sales amounting to Ch$ 486,058 million, mainly explained by: (i) a Ch$ 620,164 million extraordinary loss due to discontinuing hedging transactions of revenue directly linked to the US dollar because our subsidiary Enel Generación Chile changes its functional currency as of 2025. This effect was partially offset by (i) a +335 GWh increase in physical sales amounting to Ch$ 42,104 million, due to greater regulated customer sales (+328 GWh), unregulated customer sales (+112 GWh), and lower spot market sales (-105 GWh); and (ii) greater revenue related to the positive average energy sale price effect when expressed in Chilean pesos for Ch$ 97,252 million.

>	Lower other sales for Ch$ 118,078 million, mainly explained by a decrease in the results from the commercialization of gas sales for Ch$ 118,096 million.

The aforementioned was partially compensated by:

>	Greater other operating revenues for Ch$ 25,868 million, mainly explained by: (i) greater revenue from commodity hedges for Ch$ 15,826 million; (ii) greater revenue from insurance claims for Ch$ 6,210 million; and (iii) a revenue related to incentives to obtain environmental permits included in customer contracts for Ch$ 3,300 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

▪	Operating costs as of December 31, 2024, reached Ch$ 1,845,817 million, which represents a Ch$ 231,853 million, or 11.2% reduction when compared to December 2023, mainly explained by:

>	Lower fuel consumption costs amounting to Ch$ 201,627 million, mainly due to: (i) lower gas consumption costs for Ch$ 115,986 million due to lower thermal electricity generation and a lower average purchase price; (ii) lower cost of commodity hedges for Ch$ 74,474 million; and (iii) lower fuel-oil consumption costs for Ch$ 11,168 million primarily due to lower oil-fired power generation.

>	Lower other variable procurement and services costs for Ch$ 86,431 million, mainly explained by: (i) lower gas commercialization cost of sales for Ch$ 67,248 million; (ii) lower commodity hedging costs for Ch$ 26,035 million; and (iii) lower temporary facilities rental costs for Ch$ 5,055 million. These effects were partially offset by a greater thermal emissions tax expense for Ch$ 11,430 million.

The aforementioned was partially offset by:

>	Higher energy purchases for Ch$ 27,982 million, primarily due to the +2,611 GWh increase in physical energy purchases (+2,356 GWh from other power generators and +255 GWh on the spot market).

>	Higher transportation expenses for Ch$ 28,223 million, explained by higher regasification and gas transportation costs for Ch$ 45,122 million, partially offset by a Ch$ 16,427 million reduction in tolls.

Operating costs for Q4 2024 reached Ch$ 325,078 million, which represents a Ch$ 8,735 million increase when compared to Q4 2023. This variation is mainly due to the following:

>	Higher energy purchases for Ch$ 63,462 million, mainly due to +852 GWh greater physical purchases (+375 GWh from other power generators and +477 GWh on the spot market).

>	Greater transportation costs for Ch$ 13,871 million, mainly explained by higher regasification and gas transportation costs for Ch$ 18,055 million, offset by lower tolls for Ch$ 4,303 million.

These effects were partially offset by:

>	Lower other variable procurement and services costs for Ch$ 36,993 million, mainly explained by lower gas cost of sales for Ch$ 51,006 million, partially offset by (i) greater cost of commodity hedges for Ch$ 9,535 million; and (ii) greater thermal emissions taxes for Ch$ 2,432 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

>	Lower fuel consumption costs amounting to Ch$ 31,605 million, mainly explained by: (i) a Ch$ 24,006 million decrease in gas consumption costs; (ii) a decrease in the cost of commodity hedges for Ch$ 6,929 million; and (iii) lower fuel oil consumption costs for Ch$ 671 million.

▪  Personnel expenses (net of personnel expense capitalization) reached Ch$ 52,907 million as of December 31, 2024, which represents a Ch$ 7,976 million decrease when compared to December 2023, mainly explained by: (i) lower bonuses and other employee benefits for Ch$ 3,618 million; (ii) lower expenses related to the Group’s digitalization strategy for Ch$ 1,905 million; and (iii) lower employee vacation provisions for Ch$ 1,552 million.

During Q4 2024, personnel expenses (net of personnel expense capitalization) reached Ch$ 14,064 million, which represents a Ch$ 5,054 million decrease when compared to Q4 2023, mainly explained by: (i) lower expenses on bonuses and other employee benefits for Ch$ 2,234 million; and (ii) lower expenses related to the Group’s digitalization strategy for Ch$ 1,979 million.

▪  Other expenses as of December 31, 2024, amounted to Ch$ 162,973 million, which represents a Ch$ 16,727 million increase when compared to 2023, mainly explained by: (i) a Ch$ 7,029 million increase in insurance premiums; and (ii) greater maintenance and repair services for Ch$ 7,464 million due to the commissioning of new solar and wind projects.

During Q4 2024, other expenses amounted to Ch$ 43,427 million, a Ch$ 553 million increase when compared to the figure for Q4 2023, mainly explained by an increase in insurance premiums.

Distribution & Networks business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 60,469 million as of December 31, 2024, which represents a Ch$ 31,909 million, or 34.5% decrease when compared to the figure as of December 2023. During Q4 2024, EBITDA of this business decreased Ch$ 27,577 million when compared to Q4 2023.

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 1,641,410 million as of December 31, 2024, which represents a Ch$ 129,791 million increase when compared to the figure for 2023. This 8.6% increase is mainly explained by the following:

>	Greater energy sales revenue amounting to Ch$ 134,731 million, explained by (i) a higher average sales price when expressed in Chilean pesos for Ch$ 103,056 million; (ii) greater physical energy sales (+454 GWh) mainly in the industrial and residential customer segments amounting to Ch$ 50,623 million. These effects were partially offset by greater provisions related to collective voluntary process agreements with SERNAC for Ch$ 18,948 million, related to the weather events that occurred in May and August 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

These effects were partially offset by:

>	Lower revenue from other services amounting to Ch$ 6,425 million, due to lower revenue from the construction of customer power connections and public lighting.

During Q4 2024, operating revenues amounted to Ch$ 357,390 million, which represents a Ch$ 18,327 million decrease when compared to Q4 2023, mainly explained by the following:

>	Lower energy sales revenue amounting to Ch$ 20,887 million, due to: (i) a lower average sales price when expressed in Chilean pesos for Ch$ 14,524 million; and (ii) higher provisions related to agreements with SERNAC regarding voluntary collective proceedings for Ch$ 17,059 million related to the weather events that occurred in August 2024. These effects were partially offset by higher physical energy sales (+112 GWh) for Ch$ 10,696 million mainly in the residential customer segment and tolls.

These effects were partially offset by:

>	Greater revenue from other services amounting to Ch$ 2,945 million, primarily due to higher revenue from the construction of customer power connections and public lighting.

▪  Operating costs reached Ch$ 1,467,109 million as of December 31, 2024, which represents a Ch$ 145,916 million or 11% increase when compared to December 2023, explained by:

>	Greater energy purchase costs for Ch$ 117,991 million, due to: (i) a higher average purchase price when expressed in Chilean pesos for Ch$ 84,882 million; and (ii) higher physical energy purchases (+514 GWh) for Ch$ 33,108 million this period.

>	Greater other procurement and services costs for Ch$ 25,142 million, mainly explained by higher fines imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 29,106 million, which includes the Ch$ 18,842 million (280,000 UTM) related to the extraordinary weather event that took place on August 1st and 2nd, 2024. This was partially offset by: (i) lower costs related to disconnecting and reconnecting customers’ power supply for Ch$ 2,554 million; and (ii) lower costs of value-added services for Ch$ 1,410 million.

During Q4 2024, operating costs reached Ch$ 334,123 million, which represents a Ch$ 4,844 million increase when compared to Q4 2023, mainly explained by:

>	Higher other procurement and services costs for Ch$ 21,652 million, mainly explained by: (i) higher fines imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 20,834 million, which includes the Ch$ 18,842 million (280,000 UTM) related to the extraordinary weather event that took place on August 1st and 2nd, 2024; and (ii) greater costs of value-added services for Ch$ 817 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

>	Greater transportation costs due to zonal transmission tolls for Ch$ 2,135 million, related to higher payments to transmission companies.

These effects were partially offset by:

>	Lower energy purchase costs amounting to Ch$ 18,942 million, mainly due to a lower average purchase price.

▪  Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 29.386 million as of December 31, 2024, which represents a Ch$ 2,852 million increase when compared to December 2023, mainly due to greater collective bargaining bonuses for Ch$ 5,015 million. This was partially offset by: (i) greater capitalization of personnel expenses related to investment projects for Ch$ 1,589 million; and (ii) lower vacation provisions for Ch$ 528 million.

During Q4 2024, personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 6,634 million, in line with the figure for 2023.

▪  Other expenses amounted to Ch$ 84,445 million as of December 31, 2024, which represents a Ch$ 12,932 million increase when compared to 2023, mainly explained by higher network maintenance and repair costs related to the force majeure weather events during May and August of 2024.

During Q4 2024, other expenses amounted to Ch$ 20,704 million, a Ch$ 4,451 million increase when compared to the figure for Q4 2023, also mainly due to greater network maintenance and repair costs related to the force majeure weather events on August 1st and 2nd, 2024.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group quarterly and accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of December 31, 2024, compared to December 31, 2023:

	Cumulative Figures (Figures in million Ch$)
	Dec-24			Dec-23
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	722,688	(270,786)	451,902	991,587	(207,400)	784,188
Distribution & Networks business	60,469	(72,688)	(12,219)	92,378	(61,045)	31,333
Less: consolidation adjustments and other activities	(61,996)	(4,628)	(66,624)	(45,007)	(2,753)	(47,760)

TOTAL ENEL CHILE CONSOLIDATED	721,162	(348,102)	373,059	1,038,958	(271,197)	767,761

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

	Quarterly Figures (Figures in million Ch$)
	Q4 2024			Q4 2023
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	(198,201)	(90,823)	(289,024)	381,905	(63,211)	318,694
Distribution & Networks business	(4,071)	(18,426)	(22,496)	23,506	(13,555)	9,951
Less: consolidation adjustments and other activities	(18,124)	(1,383)	(19,507)	(9,925)	(769)	(10,694)

TOTAL ENEL CHILE CONSOLIDATED	(220,396)	(110,632)	(331,028)	395,485	(77,534)	317,951

Depreciation, amortization, and impairment costs amounted to Ch$ 348,102 million for the period ended December 31, 2024, which represents a Ch$ 76,905 million increase when compared to last year. This variation is mainly explained by:

>	Higher depreciation and amortization for Ch$ 42,069 million, mainly due to: (i) a greater expense in the Generation business for Ch$ 35,522 million explained by higher expenses in EGP Chile for Ch$ 46,764 million primarily related to the commissioning of new solar generation units and the increase in the exchange rate, partially compensated by a Ch$ 16,639 million lower expense due to the sale of Arcadia Generación Solar S.A. in October 2023 and resulting removal from the Company’s consolidation perimeter; (ii) greater expenses in the Distribution and Networks business for Ch$ 3,869 million due to the commissioning of projects that were previously in the development stage; and (iii) greater expenses in parent company Enel Chile for Ch$ 2,678 million due to greater depreciation of right of use assets related to the lease of the Group’s new corporate building located at the Tobalaba Urban Market (“MUT” in its Spanish acronym).

>	Higher property, plant and equipment impairment losses for Ch$ 27,180 million, primarily explained by: (i) greater expenses in the Generation business segment for Ch$ 34,203 million due to the impairment of the Las Salinas power plant expansion project booked at yearend 2024. This was partly offset by the Ch$ 7,024 million property plant and equipment impairment loss related to Tarapacá power plant gas unit booked in 2023.

>	Greater accounts receivables impairment losses for Ch$ 7,656 million, primarily in the Distribution and Networks business segment for Ch$ 7,774 million due to the lower credit rating of residential customers.

During Q4 2024, depreciation, amortization, and impairment costs amounted to Ch$ 110,632 million, which represents a Ch$ 33,098 million increase when compared to Q4 2023. This is mainly explained by: (i) a Ch$ 27,079 million increase impairment of long lived assets in the Generation business segment due to the impairment of the Las Salinas power plant expansion project booked at yearend 2024 for Ch$ 34,203 million that was partly offset by the Ch$ 7,024 million impairment loss related to Tarapacá gas unit booked in 2023; (ii) higher depreciation and amortization for Ch$ 2,725 million, primarily in the Generation business segment, due to the commissioning of new power plants; and (iii) greater impairment of accounts receivables for Ch$ 3,193 million, primarily in the Distribution and Networks business segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

NON-OPERATING INCOME

The following chart presents Enel Chile’s quarterly and cumulative consolidated non-operating income as of December 31, 2024, and 2023:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Dec-24	Dec-23	Change	% Change	Q4 2024	Q4 2023	Change	% Change

Financial income	78,282	134,254	(55,971)	(41.7%)	16,264	68,199	(51,935)	(76.2%)
Financial expenses	(232,584)	(247,068)	14,483	(5.9%)	(58,815)	(103,923)	45,108	(43.4%)
Foreign currency exchange differences, net	(21,732)	(856)	(20,876)	2437.8%	(5,614)	(19,752)	14,138	(71.6%)
Gain (Loss) for indexed assets and liabilities	20,824	25,286	(4,462)	(17.6%)	(1,069)	16,085	(17,154)	(106.6%)
FINANCIAL RESULT	(155,210)	(88,384)	(66,825)	75.6%	(49,234)	(39,391)	(9,842)	25.0%

Net Income from other investments	(292)	217,452	(217,743)	(100.1%)	-	215,618	(215,618)	(100.0%)
Net Income from Sale of Assets	-	4,395	(4,395)	(100.0%)	-	3,809	(3,809)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	8,414	5,702	2,712	47.6%	1,673	(513)	2,186	n/a
OTHER NON-OPERATING RESULTS	8,122	227,549	(219,427)	(96.4%)	1,673	218,915	(217,241)	(99.2%)

NET INCOME BEFORE TAXES	225,972	906,926	(680,954)	(75.1%)	(378,588)	497,474	(876,062)	(176.1%)
Income Tax	(34,929)	(226,912)	191,984	(84.6%)	111,671	(119,788)	231,459	(193.2%)

NET INCOME OF THE PERIOD	191,043	680,013	(488,970)	(71.9%)	(266,917)	377,687	(644,603)	(170.7%)
Attributable to Shareholders of the parent company	145,112	633,456	(488,344)	(77.1%)	(272,980)	357,798	(630,777)	(176.3%)
Attributable to Non-controlling interest	45,931	46,558	(627)	(1.4%)	6,063	19,889	(13,826)	(69.5%)

Financial Result

The consolidated financial income of Enel Chile as of December 31, 2024, amounted to a Ch$ 155,210 million loss, which represents a Ch$ 66,825 million negative variation when compared to the Ch$ 88,384 million loss booked for 2023. During Q4 2024, consolidated financial income amounted to a Ch$ 49,234 million expense, greater than the Ch$ 39,391 million expense for Q4 2023.

The most relevant variables that explain this result are described the below:

Financial income decreased Ch$ 55,971 million, mainly explained by: (i) lower interest income for Ch$ 43,502 million on power distribution company accounts receivables related to billings that have been pending the issuance of the corresponding tariff decrees; (ii) lower income on short-term fixed income investments amounting to Ch$ 13,688 million.

During Q4 2024, financial income decreased Ch$ 51,935 million when compared to the same quarter of 2023, mainly explained by lower interest income for Ch$ 51,627 million on power distribution company accounts receivables related to billings that have been pending due to the postponement of the issuance of the corresponding tariff decrees.

Financial expenses decreased Ch$ 14,483 million, primarily explained by: (i) lower interest expenses for Ch$ 25,630 million mainly related to losses from the sale of accounts receivables in 2023, specifically regarding the Company’s financial leasing contracts related to electromobility projects; (ii) lower financial expenses for Ch$ 10,679 million on accounts receivable factoring transactions, mainly those responding to the issuance of Tariff Stabilization Law No. 21,185 amounting to Ch$ 7,671 million; and (iii) lower financial expenses related to improvements to the supplier payment schedule for Ch$ 4,958 million. These effects were partially compensated by: (i) greater financial expenses on bonds and bank loans amounting to Ch$ 17,296 million; and (ii) higher financial expenses with related parties for Ch$ 9,486 million related to greater debt with Enel Finance International (EFI).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

During Q4 2024, financial expenses decreased Ch$ 45,108 million when compared to Q4 2023, mostly explained by: (i) lower interest expenses for Ch$ 35,546 million mainly related to losses from the sale of accounts receivables, specifically regarding the Company’s financial leasing contracts related to electromobility projects; (ii) lower financial expenses related to improvements to the supplier payment schedule for Ch$ 10,540 million. These effects were partially offset by greater financial interest expenses on bonds and bank loans amounting to Ch$ 4,945 million.

Income related to indexation decreased Ch$ 4,462 million, mainly explained by: (i) lower income from the indexation of recoverable taxes and other non-financial assets for Ch$ 13,554 million; and (ii) lower income from indexation of trade accounts receivables for Ch$ 7,933 million. These effects were partially offset by: (i) greater positive effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of Enel Generación Chile located in Argentina for Ch$ 13,957 million; and (ii) greater income from trade accounts payable indexation for Ch$ 2,634 million.

During Q4 2024, income related to indexation amounted to a Ch$ 17,154 million higher loss when compared to Q4 2023, mainly due to: (i) lower income from indexation of trade accounts receivables for Ch$ 17,725 million; and (ii) lower income from indexation of recoverable taxes and other non-financial assets for Ch$ 8,998 million. These effects were partially offset by greater positive effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of Enel Generación Chile located in Argentina for Ch$ 8,001 million.

Loss from exchange rate differences increased Ch$ 20,876 million, mainly explained by: (i) greater negative exchange rate differences on financial debt and derivative instruments for Ch$ 157,459 million; (ii) higher negative exchange rate differences on trade accounts payables for Ch$ 152,023 million, which includes the Ch$ 93,165 million negative effect related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,667 that dollarized pending billings to regulated customers; and (iii) greater negative exchange rate differences on trade accounts payable to related parties for Ch$ 171,968 million related to EFI.

The aforementioned was partially offset by: (i) greater positive exchange rate differences on cash and cash equivalents for Ch$ 12,851 million; (ii) greater positive exchange rate differences on other financial assets for Ch$ 23,777 million; (iii) greater positive exchange rate differences on trade accounts receivables for Ch$ 136,922 million related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,667; and (iv) greater positive exchange rate differences on trade accounts receivables from related parties for Ch$ 288,801 million, primarily accounts receivables from EGP Chile.

During Q4 2024, income from exchange rate differences amounted to a Ch$ 14,138 million lower loss when compared to Q4 2023, mainly explained by: (i) greater positive exchange rate differences on cash and cash equivalents for Ch$ 19,565 million; (ii) greater positive exchange rate differences on trade accounts receivables for Ch$ 157,559 million mainly related to Tariff Stabilization mechanisms established by Laws No. 21,185, No. 21,472 and Law No. 21,667; (iii) higher positive exchange rate differences on trade accounts receivables with related parties for Ch$ 37,314 million, mainly with EGP Chile; and (iv) lower negative exchange rate differences on accounts payable to related parties for Ch$ 99,894 million, mainly related to EFI loans.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

The aforementioned was partially offset by: (i) higher negative exchange rate differences on bank loans and derivative instruments for Ch$ 214,394 million; and (ii) greater negative exchange rate differences on trade accounts payable for Ch$ 88,553 million that includes the Ch$ 101,830 million negative effect related to the tariff stabilization mechanisms established by No. 21,185, Law No. 21,472, and Law No. 21,667.

Other non-operating results

Net income from Other investments decreased Ch$ 217,743 million when compared to 2023, mainly due to the income from the sale of Arcadia Generacion Solar for Ch$ 215,618 million booked in October 2023.

During Q4 2024, Net income from Other investments decreased Ch$ 215,618 million when compared to Q4 2023 for the same reason indicated above.

Net income from companies accounted for using the equity method increased Ch$ 2,712 million when compared to 2023, mainly due to a Ch$ 2,488 million increase in income from GNL Chile S.A. in 2024.

During Q4 2024, Net income from companies accounted for using the equity method increased Ch$ 2,186 million when compared to Q4 2023 mainly due to greater income from GNL Chile S.A.

Corporate income taxes

Corporate income tax reached a Ch$ 34,929 million loss as of December 31, 2024, a Ch$ 191,984 million lower expense when compared to 2023, primarily explained by: (i) a Ch$ 128,340 million lower tax expense due to the Company’s lower profit; (ii) a Ch$ 61,750 million lower tax expense related the sale of Arcadia Generación Solar S.A. in October 2023. These effects were partially offset by a Ch$ 4,952 million higher tax expense related to price-level restatement.

During Q4 2024, corporate income tax represented a Ch$ 111,671 million profit, a Ch$ 231,459 million lower expense when compared to Q4 2023. This variation is primarily explained by: (i) a Ch$ 176,254 million lower tax expense due to the Company’s lower profit; and (ii) a Ch$ 61,750 million lower tax expense related to the sale of Arcadia Generación Solar S.A. in October 2023. These effects were partially offset by a Ch$ 2,388 million higher tax expense related to price-level restatement.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

2.	BALANCE SHEET ANALYSIS

Total assets of the Company as of December 31, 2024, increased Ch$ 886,177 million, when compared to total assets as of December 31, 2023.

ASSETS (Figures in million Ch$)	Dec-24	Dec-23	Change	% Change

Current Assets	2,234,219	2,370,971	(136,752)	(5.8%)
Non Current Assets	10,485,679	9,462,750	1,022,929	10.8%

Total Assets	12,719,898	11,833,721	886,177	7.5%

Current Assets decreased Ch$ 136,752 million as of December 31, 2024. The variations in the main categories are presented below:

•	Lower Cash and cash equivalents for Ch$ 179,892 million, mainly explained by the following cash disbursements: (i) supplier payments for Ch$ 4,509,721 million; (ii) loans granted by EFI to Enel Chile for Ch$ 1,230,854 million; (iii) purchase of property, plants and equipment for Ch$ 684,004 million; (iv) payment of bonds and bank loans for Ch$ 755,434 million; (v) dividend payments for Ch$ 345,073 million; (vi) income tax payments for Ch$ 194,604 million; (vii) employee-related payments for Ch$ 147,135 million; (viii) interest payments for Ch$ 205,474 million; (ix) purchase of intangible assets for Ch$ 38,350 million; and (x) other payments related to operating activities for Ch$ 132,565 million, mainly value added tax and other tax payments. These effects were partially offset by: (i) customer collections for Ch$ 6,486,575 million, which includes a Ch$ 2,201,044 million cash inflow from factoring both Generation and Distribution and Networks businesses trade accounts receivables; (ii) loans granted by EFI to Enel Chile for Ch$ 1,092,247 million; (iii) bank loans for Ch$ 448,296 million; (iv) interest payments received for Ch$ 20,775 million; and (v) other payments received related to operating activities for Ch$ 12,842 million.

•	Lower Other current financial assets for Ch$ 48,218 million, mainly due to lower hedging derivatives for Ch$ 49,426 million, primarily in Enel Generación Chile.

•	A Ch$ 52,666 million increase in Other current non-financial assets, mainly explained by a Ch$ 35,688 million increase in value added tax credits and other taxes, and a Ch$ 15,557 million increase in advance payments, both primarily in the Generation business segment.

•	Trade accounts receivables and other current accounts receivable increased Ch$ 40,671 million, mainly due to greater trade accounts receivables for Ch$ 80,236 million. This is explained by the following main factors: (i) a Ch$ 714,522 million increase resulting from the application of the tariff stabilization mechanisms established by Law regarding regulated customers, partially offset by a Ch$ 634,286 million reduction due to accounts receivable factoring related to Law No. 21,472. These effects were partially offset by: (i) lower accounts receivable for advance payments to suppliers for Ch$ 20,821 million; and (ii) greater impairment losses on trade accounts receivables and other accounts receivables for Ch$ 18.284 million; and (iii) lower financial leasing receivables for Ch$ 2,359 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Non-Current Assets increased Ch$ 1,022,929 million when compared to the balance as of December 31, 2023. The variations in the main categories are presented below:

•	Property, plant, and equipment increased by Ch$ 702,676 million, mainly due to: (i) a Ch$ 537,117 million increase in addition plants and equipment of which Ch$ 412,489 million are generation business assets; (ii) a Ch$ 462,938 million increase in exchange rate differences of EGP Chile Group. These effects were partially offset by: (i) Ch$ 249,888 million in depreciation this period, and (ii) greater impairment losses for Ch$ 34,203 million.

•	Trade accounts receivables and other non-current accounts receivable increased Ch$ 255,573 million, mainly explained by higher trade accounts receivable for Ch$ 300,236 million, mainly related to the tariff stabilization mechanisms established by law for regulated customers. The above, partially offset by lower financial leasing receivables for Ch$ 45,993 million, mainly due to lower financial leasing of electric buses belonging to Enel X Chile.

•	A Ch$ 98,339 million increase in intangible assets other than goodwill, mainly explained by: (i) a Ch$ 90,136 million increase in intangible assets under development, primarily in the Generation business; (ii) a Ch$ 7,758 million increase in software; (iii) a Ch$ 3,691 million increase due to easements and water rights; and (iv) a Ch$ 15,885 million increase in exchange rate differences. These effects were partially offset by this period’s amortization for Ch$ 22,212 million.

•	A Ch$ 47,570 million increase in deferred tax assets, mainly explained by: (i) greater assets for tax losses for Ch$ 35,311 million primarily at the parent company Enel Chile; (ii) greater provision assets for Ch$ 5,126 million related to agreements with SERNAC regarding voluntary collective proceedings; and (iii) Ch$ 2,359 million due to the addition of Enel X Way Chile to the Company’s consolidation perimeter.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

The Company’s Total Liabilities as of December 31, 2024, including Equity, reached Ch$ 12,719,898 million, which represents a 7.5% increase when compared to total liabilities as of December 31, 2023.

LIABILITIES AND EQUITY (Figures in million Ch$)	Dec-24	Dec-23	Change	% Change

Current Liabilities	2,243,487	2,793,918	(550,431)	(19.7%)
Non Current Liabilities	5,150,031	4,278,917	871,114	20.4%
Total Equity	5,326,380	4,760,886	565,493	11.9%
Attributable to the Shareholders of parent company	4,958,798	4,446,080	512,719	11.5%
Attributable to Non-controlling interest	367,581	314,806	52,775	16.8%

Total Liabilities and Equity	12,719,898	11,833,721	886,177	7.5%

Current liabilities decreased Ch$ 550,431 million as of December 31, 2024. The variations in the main categories are explained below:

•	Other current financial liabilities decreased Ch$ 531,309 million, mainly explained by: (i) a Enel Generación Chile’s Ch$ 428,151 million amortization of bonds (US$ 400 million in Yankee bonds and US$ 41 million in H and M bonds); (ii) Enel Chile’s Ch$ 141,285 million bank loan repayment (US$ 100 million to BBVA/Mizuho and US$ 50 million to Santander Bank); and (iii) a Ch$ 50,332 million decrease in cash flow hedging derivatives. These effects were partly compensated by transferring the Ch$ 42,316 million current portion of debt from the long-term to the short-term category and Ch$ 45,759 million due to exchange rate differences.

•	Current related party accounts payable decreased Ch$ 164,277 million, primarily due to lower accounts payable to: (i) Enel SpA for Ch$ 86,887 million, mainly dividends; (ii) Enel Global Trading SpA for Ch$ 33,053 million, mainly related to commodity derivatives, and tech and IT services; (iii) Enel Green Power Spa for Ch$ 33,092 million related to technical support services; (iv) Enel Grids S.r.L. for Ch$ 20,749 million related to technical and IT services; (v) Enel Global Services S.r.l. for Ch$ 6,413 million, mainly related to technical and IT services; and (vi) Enel X Way Chile SpA for Ch$ 5,741 million, mainly management and other services.

The above was partially offset by greater accounts payable to Enel Finance International NV (EFI) for Ch$ 19,928 million, mainly due to the addition of new loans for Ch$ 287,049 million and from transferring the Ch$ 175,200 million current portion of debt from the long-term to the short-term category, partially compensated by debt amortizations for Ch$ 436,923 million and exchange rate differences for Ch$ 6,201 million.

•	Trade and other current accounts payable increased Ch$ 65,943 million, mainly explained by higher accounts payable for: (i) energy purchases amounting to Ch$ 298,752 million; and (ii) greater purchases of goods and services for Ch$ 122,929 million. The aforementioned, partially offset by: (i) lower asset purchases amounting to Ch$ 234,305 million; (ii) lower dividends payments for Ch$ 44,981 million; (iii) lower fuel and gas purchases for Ch$ 66,344 million; and (iv) other accounts payable for Ch$ 10,108 million.

•	Current tax liabilities increased Ch$ 28,963 million, mainly explained by an increase of Enel Generacion Chile provisions for Ch$ 59,472 million partially offset by lower provisions at the parent company Enel Chile for Ch$ 30,435 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

•	Other current provisions increased Ch$ 26,199 million, mainly explained by: (i) provisions related to agreements with SERNAC regarding voluntary collective proceedings for Ch$ 18,948 million presented as a consequence of extraordinary weather events in May and August 2024; and (ii) a Ch$ 8,572 million increase in dismantling provisions.

•	Other current non-financial liabilities increased Ch$ 21,302 million, mainly explained by: (i) value added tax debits for Ch$ 12,252 million; and (ii) a Ch$ 9,050 million increase in the balance of deferred revenue.

Non-Current Liabilities increased Ch$ 871,114 million as of December 31, 2024, mainly explained by the following:

•	Other non-current financial liabilities increased Ch$ 469,449 million, explained by a Ch$ 471,183 million increase in the balance of bonds and bank loans primarily related to (i) new loans granted by various financial institutions to Enel Chile amounting to a total Ch$ 448,296 million (US$ 486 million); (ii) a Ch$ 251,200 million increase in debt due to exchange rate differences; (iii) debt amortization for Ch$ 185,997 million; and (iv) a Ch$ 42,316 million decrease for transferring the current portion of the debt from the long-term to the short-term category.

•	Other non-current accounts payable increased Ch$ 370,537 million, mainly explained by higher accounts payable for energy purchases mainly related to the tariff stabilization mechanisms for regulated customers established by Law.

•	Non-current trade accounts payable to related parties decreased Ch$ 18,886 million due to the balance of the following transactions with EFI: (i) new loans for a total Ch$ 805,098 million (US$ 790 million); (ii) an increase in debt due to exchange rate differences for Ch$ 145,146 million; (iii) debt amortization for Ch$ 793,931 million; and (iv) transferring Ch$ 175,200 million of the debt from the long-term to the short-term category.

•	Non-current leasing liabilities increased Ch$ 23,795 million, mainly related to new land leases to develop EGP Chile renewable energy projects.

Total Equity amounted to Ch$ 5,326,380 million as of December 31, 2024, representing a Ch$ 565,493 million increase when compared to the figure as of December 31, 2023, and is mainly explained by the following:

•	Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,958,798 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,871,346 million, and Other reserves for negative Ch$ 1,794,651 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

>	Retained earnings decreased Ch$ 46,505 million, explained by the period’s Ch$ 145,112 million net income, partially compensated by Ch$ 189,405 million in dividend payments.

>	Other reserves increased Ch$ 559,224 million, mainly explained by: (i) greater exchange reserves for Ch$ 126,932 million; and (ii) greater cash flow reserves for Ch$ 429,248 million.

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 367,581 million, a Ch$ 52,775 million increase when compared to the balance as of December 31, 2023, mainly explained by: (i) net income of the period for Ch$ 45,931 million; (ii) greater Other comprehensive income for Ch$ 31,702 million; and (iii) other reserves for Ch$ 5,915 million. All partially offset by dividend payments for Ch$ 30,773 million.

Performance of main financial ratios

RATIO		UNIT	Dec-24	Dec-23	Change	% Change

Liquidity	Liquidity (1)	Times	1.00	0.85	0.15	17.4%
	Acid-test (2)	Times	0.95	0.82	0.13	16.0%
	Working capital	MMCh$	(9,269)	(422,947)	413,679	(97.8%)
Leverage	Leverage (3)	Times	1.39	1.49	(0.10)	(6.6%)
	Short-term debt (4)%		30.3%	39.5%	(9.2%)	(23.2%)
	Long-term debt (5)%		69.7%	60.5%	9.2%	15.1%
	Financial expenses coverage (6)	Times	3.09	4.67	(1.58)	(33.9%)
Profitability	Op. income / Op. Revenues	%	9.4%	0.18	(8.1%)	(46.5%)
	ROE (7)%		3.1%	0.15	(11.7%)	(79.2%)
	ROA (8)%		1.6%	0.06	(4.1%)	(72.7%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of December 31, 2024, reached 1.0 times, a 17.4% positive variation when compared to the figure as of December 31, 2023. This variation is mainly explained by the reduction of current financial liabilities primarily related to the amortization of Enel Generación Chile bonds and Enel Chile bank debt, in addition to an increase in trade accounts receivables.

>	Working capital, as of December 31, 2024, amounted to a negative Ch$ 9,269 million, which is a Ch$ 413,679 million positive variation when compared to the negative working capital figure as of December 31, 2023, mainly explained by the effects described above.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

>	The debt ratio was 1.39 times, which is the level of commitment of Enel Chile’s equity during this period of 2024 compared to 1.49 times as of December 31, 2023. This result is mainly explained by the increase in Enel Chile’s equity.

>	The financial expenses coverage ratio for the period ended December 31, 2024, was 3.09 times, which is the ability to cover all financial expenses with EBITDA. The 33.9% decrease in this index when compared to December 2023 is mainly due to the Ch$ 620,164 million extraordinary loss booked at yearend 2024 that affected the Company’s 2024 EBITDA considerably and is a consequence of discontinuing the use of derivatives to hedge revenue that is directly linked the US Dollar because our subsidiary Enel Generación Chile changes its functional currency as of January 2025. When excluding this extraordinary effect, the Company’s financial expense coverage ratio would be 5.74 times, which is 23% greater than the figure for 2023.

>	The profitability index as of December 31, 2024, was 9.4% compared to 17.5% for 2023. The 8.1 percentage points reduction is mainly due to the extraordinary loss for discontinuing hedging derivatives of revenue directly linked to the US Dollar as described above.

When excluding this extraordinary effect, the Company’s profitability index would have increased 4.1 percentage points (21.6% as of December 31, 2024, 17.5% as of December 31, 2023).

>	Return on equity was 3.1% as of December 31, 2024, equivalent to an 11.7 percentage points reduction when compared to 14.8% return on equity for 2023. When excluding the extraordinary effects of 2024 and 2023, mainly the extraordinary loss for discontinuing hedging derivatives of revenue directly linked to the US Dollar and the sale of Arcadia Generación Solar, respectively, return on equity would have increased 1.3 percentage points (12.5% as of December 31, 2024, versus 11.2% as of December 31, 2023).

>	Return on assets was 1.6% as of December 31, 2024, which represents a 4.1 percentage point decrease when compared to 5.7% for 2023. When excluding the extraordinary effects of 2024 and 2023, indicated in the previous paragraph, return on assets would have increased 0.8 percentage points (5.2% as of December 31, 2024, versus 4.4% as of December 31, 2023).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 198.387 million as of December 31, 2024, a Ch$ 116,424 million decrease in cash outflows when compared to 2023. The main factors that explain this lower negative net cash flow are presented below:

NET CASH FLOW (Figures in million Ch$)	Dec-24	Dec-23	Change	% Change

From Operating Activities	1,530,905	705,662	825,243	117.0%
From Investing Activities	(696,099)	(86,238)	(609,861)	n/a
From Financing Activities	(1,033,193)	(934,236)	(98,958)	10.6%

Total Net Cash Flow	(198,387)	(314,812)	116,424	(37.0%)

Net cash flow from operating activities reached Ch$ 1,530,905 million for the period ended December 31, 2024. It includes the following main cash inflows: (i) collections from sales of goods and services amounting to Ch$ 6,486,575 million; and (ii) collections from leasing company assets and then selling such assets for Ch$ 27,340 million. These cash flows were partially offset by: (i) supplier payments for Ch$ 4,509,722 million; (ii) income tax payments for Ch$ 194,604 million; (iii) employee payments for Ch$ 147,135 million; (iv) other operational cash disbursements for Ch$ 132,565 million, mainly value added tax payments and other taxes; and (v) payments to build or purchase assets to lease and later sell for Ch$ 6,327 million.

The Ch$ 825,243 million increase in operating cash inflows when compared to 2023 is mainly due to changes to: (i) greater cash received from the sale of goods and services for Ch$ 600,233 million; (ii) lower supplier payments for Ch$ 128,384 million; and (iii) lower income tax payments for Ch$ 100,394 million.

Net cash flow from investing activities amounted to a negative Ch$ 696,099 million for the period ended December 31, 2024. These cash flows are mainly comprised of: (i) Ch$ 684,004 million to purchase property, plant, and equipment; and (ii) Ch$ 38,350 million to purchase intangible assets. These cash flows were partially compensated by: (i) interest payments received amounting to Ch$ 20,774 million; and (ii) greater cash received from future contracts, options and swaps for Ch$ 4,147 million.

The Ch$ 609,861 million negative variation in the Company’s investment cash flow when compared to December 2023, is mainly explained by: (i) lower cash for losing control of a subsidiary for Ch$ 520,086 million due to the sale of Arcadia Generacion Solar S.A.; (ii) greater disbursements for the purchase of property, plant, and equipment and intangibles for Ch$ 59,931 million; (iii) lower cash received from the sale of property, plant, and equipment for Ch$ 33,979 million due to the cash received in 2023 for the sale of Santa Rosa Complex (the Group’s previous corporate building); (iv) less cash from joint businesses for Ch$ 29,662 million due to the sale of ownership share in Sociedad Inversiones K Cuatro SpA; and (v) less interest payments received for Ch$ 13,812 million. These effects were partially offset by lower future contract payments for Ch$ 49,858 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Net cash flow from financing activities amounted to negative Ch$ 1,033,193 million for the period ended December 31, 2024. These cash flows are mainly comprised of the following cash outflows: (i) Enel Chile loan payments to EFI for Ch$ 1,230,854 million; (ii) Enel Generación Chile bond payments for Ch$ 428,152 million; (iii) dividend payments for Ch$ 345,073 million; and (iv) bank loan payments to third parties for a total Ch$ 327,282 million; (v) interest payments for Ch$ 205,474 million; and (v) leasing liability payments and other cash outflows for Ch$ 17,889 million. These effects were partially compensated by the following cash inflows: (i) cash received by Enel Chile from financing provided by EFI for Ch$ 1,092,247 million; and (ii) new loans for Ch$ 448,296 million granted by various financial institutions for Ch$ 448,296 million (US$ 486 million).

The Ch$ 98,958 million negative variation in the Company’s financial cash flow when compared to the figure as of December 31, 2023, is mainly explained by: (i) greater repayments of bonds and bank loans for Ch$ 471,093 million; (ii) greater other cash inflows (outflows) for Ch$ 21,064 million; and (iii) greater interest payments for Ch$ 12,301 million. These cash flows were partially compensated by: (i) greater amount of cash received from loans to Enel Chile for Ch$ 348,723 million; and (ii) lower dividend payments for Ch$ 56,521 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended December 31, 2024, and 2023.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Dec-24	Dec-23	Dec-24	Dec-23

Generation business	598,232	563,105	235,989	200,467
Distribution & Networks business	70,258	67,556	52,560	48,810
Other business activities	15,513	6,131	6,920	4,123

Total Consolidated ENEL CHILE Group	684,004	636,792	295,469	253,400

The most relevant cash outflows originate in the Generation business segment and are primarily related to the construction of new renewable generation projects that amounted to Ch$ 598,232 million as of December 31, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

ENEL CHILE INTEREST RATE (%)	December 31, 2024	December 31, 2023

Fixed Interest Rate	89%	88%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives in June 2023, in line with market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exist, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During 2024, the Boards of Directors of Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to US dollars as of January 1, 2025, since the US currency will become the currency that will significantly influence the economic environment in which each of them operates (See note 41.i).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2024, we hold active hedges in Brent totaling 45 kbbl related to purchases. As for gas, there were no active hedges to be settled at the end of 2024, neither in Henry Hub Swap nor in Henry Hub Future. Regarding coal hedges, as of December 31, 2024, there were settlement obligations for a total of 10.7 kTon corresponding to sales contracts. As of December 31, 2023, the Company held Brent hedges for 551 Kbbl to be settled for purchases and for 217 Kbbl to be settled for sales. With respect to gas, there were hedges for two commodities as of December 31, 2023: a) the Henry Hub Swap with 1.5 TBtu to be settled for sales; and b) the Henry Hub Future with 5.9 TBtu and 3.9 TBtu to be settled for purchases and sales, respectively. Regarding coal, there were hedges for 47 kTon as of December 31, 2023 to be settled for sales.

According to the operating conditions that are updated permanently, these hedges may be amended or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the 2024 period, due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of December 31, 2024, the liquidity of Enel Chile Group was Ch$ 383,399 million in cash and cash equivalents and Ch$ 687,557 million in in long-term committed credit lines. As of December 31, 2023, the liquidity of Enel Chile Group was Ch$ 563,291 million in cash and cash equivalents and Ch$ 473,645 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

Exchange Rate Risk

In order to monitor this risk and limit the volatility of the income statement, the Enel Chile Group prepares a prospective measurement, based on a monthly Monte Carlo simulation, on the exchange fluctuations of the mismatch of accounts, in a 3 month period with 95% confidence.

Based on the Company's estimated exposure, considering the hedges in place, the estimated impact of exchange rate fluctuations to the next quarter would reach US$ 47.9 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

Considering that since January 1, 2025, Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche will change its functional currency to the U.S. dollar, the measurement of the exchange rate risk described above has been determined considering this circumstance.

Interest Rate Risk

The exposure related to the variation of interest rates is measured as the sensitivity of the financial expense. The sensitivity analysis performed on the monthly financial expense shows that a variation of 25 basis points in the reference interest rate, SOFR, would have the following effects:

•	An increase of 25 basis points would increase the monthly financial expense by ThUS$ 31.25.

•	A decrease of 25 basis points would reduce the monthly financial expense by ThUS$ 31.25.

Given the Company's effective control over its exposure to variable rates, this risk is limited. To further reduce this exposure, market scenarios are continuously monitored, and a balance between fixed and variable rate financing is pursued.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Chile could become enforceable.

In connection with the credit facilities under New York State law, subscribed in March 2024 maturing in March 2027, and the credit facility under Chilean law, entered into in December 2024 maturing in December 2027, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in default also exceeds the equivalent of US$ 150 million. In addition, this credit lines contain provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

In connection with the bank loan under Italian law, signed in August 2022 and July 2023, both maturing in December 2038, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee Bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2024

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of December 31, 2024.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Executive Officer

Date: February 27, 2025